File No. 812-15944

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of the Application of:

STONE POINT CREDIT CORPORATION, SPCC FUNDING I LLC, SPCC FUNDING II LLC, STONE POINT CREDIT INCOME FUND, SPCIF FUNDING I LLC, SPCIF FUNDING II LLC, STONE POINT CREDIT INCOME FUND – SELECT, STONE POINT CREDIT ADVISER LLC, STONE POINT CREDIT INCOME ADVISER LLC, SPC CAPITAL MARKETS LLC, SPC FINANCING COMPANY LLC, STONE POINT CREDIT MM CLO 2025-1, LLC, SPC OPPS FUND II HOLDINGS NE, L.P., SPC OPPS FUND II HOLDINGS E, L.P., SPC LIQUID CREDIT FUND, L.P., SPC LCF FUNDING I LLC, SPC LCF FUNDING II LLC, SPC PACIFIC POINT, L.P., SPC PACIFIC POINT-A, L.P., SPC OYSTER POINT, L.P., SPC WILSON POINT, L.P., SPC OPPS WILSON POINT, L.P., SPC WP OPPS CO-INVEST, L.P., SPC WILSON DL POINT, L.P., SPC WDLP FUNDING I LLC, SPC ALMOND POINT, L.P., ELWOOD CREDIT POINT, L.P., SPC AP FUNDING I LLC, DLO BLOCKER DC-I, LLC, DLO BLOCKER DC-I A, LLC, DLO BLOCKER DC-II, LLC, DLO BLOCKER DC-II A, LLC, DLO BLOCKER DC-III, LLC, DLO BLOCKER DC-III A, LLC, DLO BLOCKER DC-IV, LLC, DLO BLOCKER DC-IV A, LLC, DLO HOLDINGS DC-I, LLC, DLO HOLDINGS DC-II, LLC, DLO HOLDINGS DC-III, LLC, DLO HOLDINGS DC-IV, LLC, LIQUID CREDIT DC-I, LLC, LIQUID CREDIT DC-II, LLC, LIQUID CREDIT DC-III, LLC, DLO BLOCKER FP, LLC, DLO HOLDINGS FP, LLC, BLOCKER PP, LLC, HOLDINGS PP, LLC, LIQUID CREDIT FP, LLC, OVERLAND DL POINT, LLC, DLO BLOCKER DC-I B, LLC, DLO BLOCKER DC-II B, LLC, DLO BLOCKER DC-III B, LLC, DLO BLOCKER SP, LLC, DLO BLOCKER SP A, LLC, DLO HOLDINGS SP, LLC, DLO HOLDINGS ONSHORE SP, LLC, SPC BROOK POINT HOLDINGS LTD., SPC OPPS HOLDINGS S.À R.L., STONE POINT CREDIT MM CLO 2025-2, LLC, RIDGE POINT LLC, CRIMSON POINT HOLDCO, LLC, SPC MERLION POINT, L.P.

20 Horseneck Lane
Greenwich, Connecticut 06830

(203) 340-8763

AMENDMENT NO. 3 TO THE APPLICATION FOR AN ORDER PURSUANT TO SECTIONS 17(d) AND
57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE
17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940 PERMITTING CERTAIN JOINT
TRANSACTIONS OTHERWISE PROHIBITED
BY SECTIONS 17(d) AND 57(a)(4) OF AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940

All Communications, Notices and Orders to:

Brian J. Rooder
c/o Stone Point Credit
20 Horseneck Lane
Greenwich, Connecticut 06830
Telephone: (203) 340-8763

Copies to:

William J. Bielefeld Dechert LLP 1900 K Street, NW Washington, DC 20006 (202) 261-3386	Matthew Carter Dechert LLP 1900 K Street, NW Washington, DC 20006 (202) 261-3395

August 26, 2026

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

IN THE MATTER OF

STONE POINT CREDIT

CORPORATION, SPCC FUNDING I LLC,

SPCC FUNDING II LLC, STONE POINT

CREDIT INCOME FUND, SPCIF

FUNDING I LLC, SPCIF FUNDING II LLC,

STONE POINT CREDIT INCOME FUND – SELECT,

STONE POINT CREDIT ADVISER LLC,

STONE POINT CREDIT INCOME

ADVISER LLC, SPC CAPITAL

MARKETS LLC, SPC FINANCING

COMPANY LLC, STONE POINT CREDIT

MM CLO 2025-1, LLC, SPC OPPS FUND

II HOLDINGS NE, L.P., SPC OPPS FUND II

HOLDINGS E, L.P., SPC LIQUID

CREDIT FUND, L.P., SPC LCF FUNDING

I LLC, SPC LCF FUNDING II LLC, SPC

PACIFIC POINT, L.P., SPC PACIFIC

POINT-A, L.P., SPC OYSTER POINT,

L.P., SPC WILSON POINT, L.P., SPC

OPPS WILSON POINT, L.P., SPC WP

OPPS CO-INVEST, L.P., SPC WILSON

DL POINT, L.P., SPC WDLP FUNDING I

LLC, SPC ALMOND POINT, L.P.,

ELWOOD CREDIT POINT, L.P., SPC AP

FUNDING I LLC, DLO BLOCKER DC-I,

LLC, DLO BLOCKER DC-I A, LLC, DLO

BLOCKER DC-II, LLC, DLO BLOCKER

DC-II A, LLC, DLO BLOCKER DC-III,

LLC, DLO BLOCKER DC-III A, LLC,

DLO BLOCKER DC-IV, LLC, DLO

BLOCKER DC-IV A, LLC, DLO

HOLDINGS DC-I, LLC, DLO HOLDINGS

DC-II, LLC, DLO HOLDINGS DC-III,

LLC, DLO HOLDINGS DC-IV, LLC,

LIQUID CREDIT DC-I, LLC, LIQUID

CREDIT DC-II, LLC, LIQUID CREDIT

DC-III, LLC, DLO BLOCKER FP, LLC,

DLO HOLDINGS FP, LLC, BLOCKER

PP, LLC, HOLDINGS PP, LLC, LIQUID

CREDIT FP, LLC, OVERLAND DL

POINT, LLC, DLO BLOCKER DC-I B,

LLC, DLO BLOCKER DC-II B, LLC, DLO

BLOCKER DC-III B, LLC,

DLO BLOCKER SP, LLC,

DLO BLOCKER SP A, LLC,

DLO HOLDINGS SP, LLC,

: : : : : : : : : : : : : : : : : : : : : : :

AMENDMENT NO. 3 TO THE
APPLICATION FOR AN ORDER
PURSUANT TO SECTIONS 17(d) AND
57(i) OF THE INVESTMENT COMPANY
ACT OF 1940 AND RULE
17d-1 UNDER THE INVESTMENT
COMPANY ACT OF 1940 PERMITTING
CERTAIN JOINT TRANSACTIONS
OTHERWISE PROHIBITED
BY SECTIONS 17(d) AND 57(a)(4) OF
AND RULE 17d-1 UNDER THE
INVESTMENT COMPANY ACT OF 1940

DLO HOLDINGS ONSHORE SP, LLC,

SPC BROOK

POINT HOLDINGS LTD., SPC OPPS

HOLDINGS S.À R.L., STONE POINT

CREDIT MM CLO 2025-2, LLC, RIDGE

POINT LLC, CRIMSON POINT

HOLDCO, LLC, SPC MERLION POINT, L.P.

20 HORSENECK LANE

GREENWICH, CONNECTICUT 06830

File No. 812-15944

I.              SUMMARY OF APPLICATION

The following entities hereby request an order (the “Order”) of the U.S. Securities and Exchange Commission (the “SEC” or “Commission”) under Section 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”),1 and Rule 17d-1, permitting certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 thereunder. The Order would supersede the exemptive order issued by the Commission on June 14, 2022 (the “Prior Order”)2 that was granted pursuant to Sections 57(a)(4), 57(i) and Rule 17d-1, with the result that no person will continue to rely on the Prior Order if the Order is granted.

•	Stone Point Credit Corporation (“SPCC”), an externally managed, closed-end, non-diversified management investment company that has elected to be regulated as a business development company under the 1940 Act;

•	Stone Point Credit Income Fund (“SPCIF”), an externally managed, closed-end, non-diversified management investment company that has elected to be regulated as a business development company under the 1940 Act;

•	Stone Point Credit Income Fund – Select (“SPCIF-S” and, collectively with SPCC and SPCIF, the “Existing Regulated Funds”), an externally managed, closed-end, non-diversified management investment company that has elected to be regulated as a business development company under the 1940 Act;

•	Stone Point Credit Adviser LLC (“Credit Adviser”), an investment adviser registered under the Investment Advisers Act of 1940 (the “Advisers Act”) that serves as investment adviser to SPCC and certain of the Existing Affiliated Entities (as defined below) as identified in Appendix B hereto, and its successors; [3]

•	Stone Point Credit Income Adviser LLC (“Income Adviser” and, together with Credit Adviser, the “Existing Advisers”), an investment adviser registered under the Advisers Act that serves as investment adviser to SPCIF and SPCIF-S, and its successors;

•	The entities set forth in Appendix A hereto, each of which is a Wholly-Owned Investment Sub, Joint Venture, or BDC Downstream Fund (as each such term is defined below);

1 Unless otherwise indicated, all section and rule references herein are to the 1940 Act and rules promulgated thereunder.

2  Stone Point Credit Corporation et al. (File No. 812-15168), Release No. IC-34588 (May 18, 2022) (notice), Release No. IC-34614 (June 14, 2022) (order).

3 The term ‘successor’ means an entity that results from a reorganization into another jurisdiction or change in the type of business organization.

•	The Affiliated Entities[4] set forth in Appendix B hereto (each, an “Existing Affiliated Entity,” and collectively, the “Existing Affiliated Entities” and collectively with the Existing Regulated Funds, the Existing Advisers and the Existing Wholly-Owned Investment Subs, the “Applicants”).[5]

The relief requested in this application for the Order (the “Application”) would allow a Regulated Fund6 and one or more Affiliated Entities to engage in Co-Investment Transactions7 subject to the terms and conditions described herein. The Regulated Funds and Affiliated Entities that participate in a Co-Investment Transaction are collectively referred to herein as “Participants”.8 The Applicants do not seek relief for transactions effected consistent with Commission staff no-action positions.9

4 “Affiliated Entity” means an entity not controlled by a Regulated Fund that intends to engage in Co-Investment Transactions and that is (a) with respect to a Regulated Fund, another Regulated Fund; (b) an Adviser or its affiliates, and any direct or indirect, wholly- or majority-owned subsidiary of an Adviser or its affiliates, that is participating in a Co-Investment Transaction in a principal capacity; or (c) any entity that would be an investment company but for Section 3(c) of the 1940 Act or Rule 3a-7 thereunder and whose investment adviser is an Adviser. To the extent that an entity described in clause (b) is not advised by an Adviser, such entity shall be deemed to be an Adviser for purposes of the conditions.

5 All existing entities that currently intend to rely upon the requested Order have been named as Applicants. Any other existing or future entity that subsequently relies on the Order will comply with the terms and conditions of the Application.

6 “Regulated Fund” means the Existing Regulated Funds and any Future Regulated Funds. “Future Regulated Fund” means an entity (or series thereof, as applicable) (a) that is an open-end or closed-end management investment company registered under the 1940 Act, or a closed-end management investment company that has elected to be regulated as a business development company under the 1940 Act, (b) whose (1) primary investment adviser or (2) sub-adviser is an Adviser (as defined below) and (c) that intends to engage in Co-Investment Transactions. If an Adviser serves as sub-adviser to a Regulated Fund whose primary adviser is not also an Adviser, such primary adviser shall be deemed to be an Adviser with respect to conditions 3 and 4 only. The term Regulated Fund also includes (a) any Wholly-Owned Investment Sub (as defined below) of a Regulated Fund, (b) any Joint Venture (as defined below) of a Regulated Fund, and (c) any BDC Downstream Fund (as defined below) of a Regulated Fund that is a business development company. “Wholly-Owned Investment Sub” means an entity: (a) that is a “wholly-owned subsidiary” (as defined in Section 2(a)(43) of the 1940 Act) of a Regulated Fund; (b) whose sole business purpose is to hold one or more investments and which may issue debt on behalf or in lieu of such Regulated Fund; and (c) is not a registered investment company or a business development company. “Joint Venture” means an unconsolidated joint venture subsidiary of a Regulated Fund, in which all portfolio decisions, and generally all other decisions in respect of such joint venture, must be approved by an investment committee consisting of representatives of the Regulated Fund and the unaffiliated joint venture partner (with approval from a representative of each required). “BDC Downstream Fund” means an entity (a) directly or indirectly controlled by a Regulated Fund that is a business development company, (b) that is not controlled by any person other than the Regulated Fund (except a person that indirectly controls the entity solely because it controls the Regulated Fund), (c) that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act, (d) whose investment adviser is an Adviser and (e) that is not a Wholly-Owned Investment Sub. In the case of a Wholly-Owned Investment Sub that does not have a chief compliance officer or a Board, the chief compliance officer and Board of the Regulated Fund that controls the Wholly-Owned Investment Sub will be deemed to serve those roles for the Wholly-Owned Investment Sub. In the case of a Joint Venture or a BDC Downstream Fund (as applicable) that does not have a chief compliance officer or a Board, the chief compliance officer of the Regulated Fund will be deemed to be the Joint Venture’s or BDC Downstream Fund’s chief compliance officer, and the Joint Venture’s or BDC Downstream Fund’s investment committee will be deemed to be the Joint Venture’s or BDC Downstream Fund’s Board.

7 “Co-Investment Transaction” means the acquisition or Disposition of securities of an issuer in a transaction effected in reliance on the Order or previously granted relief.

8 “Adviser” means Credit Adviser, Income Adviser and any other investment adviser controlling, controlled by, or under common control with Credit Adviser and/or Income Adviser. The term “Adviser” also includes any internally-managed Regulated Fund.

9 See, e.g., Massachusetts Mutual Life Insurance Co. (pub. avail. June 7, 2000), Massachusetts Mutual Life Insurance Co. (pub. avail. July 28, 2000) and SMC Capital, Inc. (pub. avail. Sept. 5, 1995).

II.            GENERAL DESCRIPTION OF THE APPLICANTS

A. Stone Point Credit Corporation, SPCC Funding I LLC and SPCC Funding II LLC

SPCC is an externally managed, non-diversified, closed-end management investment company incorporated in Delaware that has elected to be regulated as a business development company under the 1940 Act. In addition, it has elected, and intends to qualify annually, to be treated as a regulated investment company under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”).

SPCC’s objectives and strategies are to generate current income and, to a lesser extent, capital appreciation by targeting investment opportunities with favorable risk-adjusted returns. SPCC has a five-member board (the “SPCC Board”), of which three members are not “interested” persons of SPCC within the meaning of Section 2(a)(19) of the 1940 Act.10

SPCC Funding I LLC and SPCC Funding II LLC are limited liability companies under the laws of the State of Delaware and are each a wholly-owned subsidiary of SPCC.

B. Stone Point Credit Income Fund, SPCIF Funding I LLC and SPCIF Funding II LLC

SPCIF is an externally managed, non-diversified, closed-end management investment company that was organized under the Delaware Statutory Trust Act. SPCIF has elected to be regulated as a business development company under the 1940 Act. In addition, it intends to elect, and intends to qualify annually, to be treated as a regulated investment company under Subchapter M of the Code.

SPCIF’s objectives and strategies are to generate current income and, to a lesser extent, capital appreciation by targeting investment opportunities with favorable risk-adjusted returns. SPCIF has a five-member board (the “SPCIF Board”), of which three members are not “interested” persons of SPCIF within the meaning of Section 2(a)(19) of the 1940 Act.

SPCIF Funding I LLC and SPCIF Funding II LLC are limited liability companies under the laws of the State of Delaware and are each a wholly-owned subsidiary of SPCIF.

C. Stone Point Credit Income Fund – Select

SPCIF-S is an externally managed, non-diversified, closed-end management investment company that was organized under the Delaware Statutory Trust Act. SPCIF-S has elected to be regulated as a business development company under the 1940 Act. In addition, it intends to elect, and intends to qualify annually, to be treated as a regulated investment company under Subchapter M of the Code.

SPCIF-S’s objectives and strategies are to generate current income and, to a lesser extent, capital appreciation by targeting investment opportunities with favorable risk-adjusted returns. SPCIF-S has a five-member board (the “SPCIF-S Board” and, each of the SPCC Board, the SPCIF Board and the SPCIF-S Board, a “Board”), of which three members are not “interested” persons of SPCIF-S within the meaning of Section 2(a)(19) of the 1940 Act.

D. Stone Point Credit Adviser LLC

Credit Adviser is organized as a limited liability company under the laws of the state of Delaware. Credit Adviser is registered as an investment adviser with the Commission under the Advisers Act. Credit Adviser serves as investment adviser to SPCC and certain of the Existing Affiliated Entities as identified in Appendix B hereto.

10 The Board of each Future Regulated Fund will consist of a majority of members who are not “interested persons” of such Future Regulated Fund within the meaning of Section 2(a)(19) of the Act.

E. Stone Point Credit Income Adviser LLC

Income Adviser is organized as a limited liability company under the laws of the state of Delaware. Income Adviser is registered as an investment adviser with the Commission under the Advisers Act. Income Adviser serves as investment adviser to SPCIF and SPCIF-S.

F. Existing Affiliated Entities

Existing Affiliated Entities include, but are not limited to, affiliates of the Existing Advisers that hold various financial assets in a principal capacity (i.e., proprietary accounts) and affiliates of the Existing Advisers (including private funds) that would be investment companies but for Section 3(c) of the 1940 Act or Rule 3a-7 thereunder.

A complete list of the Existing Affiliated Entities is included in Appendix B.

III.           ORDER REQUESTED

The Applicants request an Order of the Commission under Sections 17(d) and 57(i) of the 1940 Act and Rule 17d-1 thereunder to permit, subject to the terms and conditions set forth below in this Application (the “Conditions”), each Regulated Fund to be able to participate with one or more Affiliated Entities in Co-Investment Transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 thereunder.11

A.           Applicable Law

Section 17(d), in relevant part, prohibits an affiliated person, or an affiliated person of such affiliated person, of a registered investment company, acting as principal, from effecting any transaction in which the registered investment company is “a joint or a joint and several participant with such person” in contravention of such rules as the SEC may prescribe “for the purpose of limiting or preventing participation by such [fund] on a basis different from or less advantageous than that of such other participant.”

Rule 17d-1 prohibits an affiliated person, or an affiliated person of such affiliated person, of a registered investment company, acting as principal, from participating in, or effecting any transaction in connection with, any “joint enterprise or other joint arrangement or profit-sharing plan”12 in which the fund is a participant without first obtaining an order from the SEC.

Section 57(a)(4), in relevant part, prohibits any person related to a business development company in the manner described in Section 57(b), acting as principal, from knowingly effecting any transaction in which the business development company is a joint or a joint and several participant with such persons in contravention of such rules as the Commission may prescribe for the purpose of limiting or preventing participation by the business development company on a basis less advantageous than that of such person. Section 57(i) provides that, until the SEC prescribes rules under Section 57(a), the SEC’s rules under Section 17(d) applicable to registered closed-end investment companies will be deemed to apply to persons subject to the prohibitions of Section 57(a). Because the SEC has not adopted any rules under Section 57(a), Rule 17d-1 applies to persons subject to the prohibitions of Section 57(a).

Rule 17d-1(b) provides, in relevant part, that in passing upon applications under the rule, the Commission will consider whether the participation of a registered investment company in a joint enterprise, joint arrangement or profit-sharing plan on the basis proposed is consistent with the provisions, policies and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

11 In the future, an Affiliated Entity may register as an investment company under the 1940 Act and, if so registered, will be considered a Future Regulated Fund for purposes of this Application.

12 Rule 17d-1(c) defines a “[j]oint enterprise or other joint arrangement or profit-sharing plan” to include, in relevant part, “any written or oral plan, contract, authorization or arrangement or any practice or understanding concerning an enterprise or undertaking whereby a registered investment company ... and any affiliated person of or principal underwriter for such registered company, or any affiliated person of such a person or principal underwriter, have a joint or a joint and several participation, or share in the profits of such enterprise or undertaking .....”

B.	Need for Relief

Each Regulated Fund may be deemed to be an affiliated person of each other Regulated Fund within the meaning of Section 2(a)(3) if it is deemed to be under common control because an Adviser is or will be either the investment adviser or sub-adviser to each Regulated Fund. Section 17(d) and Section 57(b) apply to any investment adviser to an open-end fund or a closed-end fund or a business development company, respectively, including a sub-adviser. Thus, an Adviser and any Affiliated Entities that it advises could be deemed to be persons related to Regulated Funds in a manner described by Sections 17(d) and 57(b). The Existing Advisers are each indirect subsidiaries of Stone Point Capital LLC, are under common control, and are thus affiliated persons of each other. Accordingly, with respect to Credit Adviser, Income Adviser, and any other Advisers that are deemed to be affiliated persons of each other, Affiliated Entities advised by any of them could be deemed to be persons related to Regulated Funds (or a company controlled by a Regulated Fund) in a manner described by Sections 17(d) and 57(b). In addition, any entities or accounts controlled by or under common control with Credit Adviser, Income Adviser and/or any other Advisers that are deemed to be affiliated persons of each other that may, from time to time, hold various financial assets in a principal capacity, could be deemed to be persons related to Regulated Funds (or a company controlled by a Regulated Fund) in a manner described by Sections 17(d) and 57(b). Finally, with respect to any Wholly-Owned Investment Sub, Joint Venture, or BDC Downstream Fund of a Regulated Fund, such entity would be a company controlled by its parent Regulated Fund for purposes of Section 57(a)(4) of the 1940 Act and Rule 17d-1 under the 1940 Act.

C.	Conditions

Applicants agree that any Order granting the requested relief will be subject to the following Conditions.

1.	Same Terms. With respect to any Co-Investment Transaction, each Regulated Fund, and Affiliated Entity participating in such transaction will acquire, or dispose of, as the case may be, the same class of securities, at the same time, for the same price and with the same conversion, financial reporting and registration rights, and with substantially the same other terms (provided that the settlement date for an Affiliated Entity may occur up to ten business days after the settlement date for the Regulated Fund, and vice versa). If a Participant, but not all of the Regulated Funds, has the right to nominate a director for election to a portfolio company’s board of directors, the right to appoint a board observer or any similar right to participate in the governance or management of a portfolio company, the Board of each Regulated Fund that does not hold this right must be given the opportunity to veto the selection of such person.[13]

2.	Existing Investments in the Issuer. Prior to a Regulated Fund acquiring in a Co-Investment Transaction a security of an issuer in which an Affiliated Entity has an existing interest in such issuer, the “required majority,” as defined in Section 57(o) of the 1940 Act,[14] of the Regulated Fund (“Required Majority”) will take the steps set forth in Section 57(f) of the 1940 Act,[15] unless: (i) the Regulated Fund already holds the same security as each such Affiliated Entity; and (ii) the Regulated Fund and each other Affiliated Entity holding the security is participating in the acquisition in approximate proportion to its then-current holdings.

13 Such a Board can also, consistent with applicable fund documents, facilitate this opportunity by delegating the authority to veto the selection of such person to a committee of the Board.

14 Section 57(o) defines the term “required majority,” in relevant part, with respect to the approval of a proposed transaction, as both a majority of a BDC’s directors who have no financial interest in the transaction and a majority of such directors who are not interested persons of the BDC. In the case of a Regulated Fund that is not a BDC, the Board members that constitute the Required Majority will be determined as if such Regulated Fund were a BDC subject to Section 57(o) of the 1940 Act. Solely for purposes of conditions 2 and 6(b) of this Application, a designated committee of the Board of a Regulated Fund may take the steps required of the Required Majority, so long as: (a) such committee consists of at least three directors who both have no financial interest in the relevant transaction and are not interested persons of the Regulated Fund, a majority of whom approve the transaction; and (b) a report on all Co-Investment Transactions considered by the designated committee, including the committee’s decision on each such transaction and the information described in Section 57(f)(3) that the committee has recorded with respect to each such transaction, is provided to the entire board of the Regulated Fund at the Board’s next regularly-scheduled meeting.

15 Section 57(f) provides for the approval by a Required Majority of certain transactions on the basis that, in relevant part: (i) the terms of the transaction, including the consideration to be paid or received, are reasonable and fair to the shareholders of the BDC and do not involve overreaching of the BDC or its shareholders on the part of any person concerned; (ii) the proposed transaction is consistent with the interests of the BDC’s shareholders and the BDC’s policy as recited in filings made by the BDC with the Commission and the BDC’s reports to shareholders; and (iii) the BDC’s directors record in their minutes and preserve in their records a description of the transaction, their findings, the information or materials upon which their findings were based, and the basis for their findings.

3.	Related Expenses. Any expenses associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction, to the extent not borne by the Adviser(s), will be shared among the Participants in proportion to the relative amounts of the securities being acquired, held or disposed of, as the case may be.[16]

4.	No Remuneration. Any transaction fee[17] (including break-up, structuring, monitoring or commitment fees but excluding broker’s fees contemplated by section 17(e) or 57(k) of the 1940 Act, as applicable), received by an Adviser and/or a Participant in connection with a Co-Investment Transaction will be distributed to the Participants on a pro rata basis based on the amounts they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by an Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by the Adviser at a bank or banks having the qualifications prescribed in section 26(a)(1) of the 1940 Act, and the account will earn a competitive rate of interest that will also be divided pro rata among the Participants based on the amount they invest in such Co-Investment Transaction. No Affiliated Entity, Regulated Fund, or any of their affiliated persons will accept any compensation, remuneration or financial benefit in connection with a Regulated Fund’s participation in a Co-Investment Transaction, except: (i) to the extent permitted by Section 17(e) or 57(k) of the 1940 Act; (ii) as a result of either being a Participant in the Co-Investment Transaction or holding an interest in the securities issued by one of the Participants; or (iii) in the case of an Adviser, investment advisory compensation paid in accordance with investment advisory agreement(s) with the Regulated Fund(s) or Affiliated Entity(ies).

5.	Co-Investment Policies. Each Adviser (and each Affiliated Entity that is not advised by an Adviser) will adopt and implement policies and procedures reasonably designed to ensure that: (i) opportunities to participate in Co-Investment Transactions are allocated in a manner that is fair and equitable to every Regulated Fund; and (ii) the Adviser negotiating the Co-Investment Transaction considers the interest in the Transaction of any participating Regulated Fund (the “Co-Investment Policies”). Each Adviser (and each Affiliated Entity that is not advised by an Adviser) will provide its Co-Investment Policies to the Regulated Funds and will notify the Regulated Funds of any material changes thereto.[18]

6.	Dispositions:

(a)	Prior to any Disposition[19] by an Affiliated Entity of a security acquired in a Co-Investment Transaction, the Adviser to each Regulated Fund that participated in the Co-Investment Transaction will be notified and each such Regulated Fund given the opportunity to participate pro rata based on the proportion of its holdings relative to the other Affiliated Entities participating in such Disposition.

(b)	Prior to any Disposition by a Regulated Fund of a security acquired in a Co-Investment Transaction, the Required Majority will take the steps set forth in Section 57(f) of the 1940 Act, unless: (i) each Affiliated Entity holding the security participates in the Disposition in approximate proportion to its then-current holding of the security; or (ii) the Disposition is a sale of a Tradable Security.[20]

16 Expenses of an individual Participant that are incurred solely by the Participant due to its unique circumstances (such as legal and compliance expenses) will be borne by such Participant.

17 Applicants are not requesting and the Commission is not providing any relief for transaction fees received in connection with any Co-Investment Transaction.

18 The Affiliated Entities may adopt shared Co-Investment Policies.

19 “Disposition” means the sale, exchange, transfer or other disposition of an interest in a security of an issuer.

20 “Tradable Security” means a security which trades: (i) on a national securities exchange (or designated offshore securities market as defined in Rule 902(b) under the Securities Act of 1933, as amended) and (ii) with sufficient volume and liquidity (findings which are to be made in good faith and documented by the Advisers to any Regulated Funds) to allow each Regulated Fund to dispose of its entire remaining position within 30 days at approximately the price at which the Regulated Fund has valued the investment.

7.	Board Oversight

(a)	Each Regulated Fund’s directors will oversee the Regulated Fund’s participation in the co-investment program in the exercise of their reasonable business judgment.

(b)	Prior to a Regulated Fund’s participation in Co-Investment Transactions, the Regulated Fund’s Board, including a Required Majority, will: (i) review the Co-Investment Policies, to ensure that they are reasonably designed to prevent the Regulated Fund from being disadvantaged by participation in the co-investment program; and (ii) approve policies and procedures of the Regulated Fund that are reasonably designed to ensure compliance with the terms of the Order.

(c)	At least quarterly, each Regulated Fund’s Adviser and chief compliance officer (as defined in Rule 38a-1(a)(4)) will provide the Regulated Fund Boards with reports or other information requested by the Board related to a Regulated Fund’s participation in Co-Investment Transactions and a summary of matters, if any, deemed significant that may have arisen during the period related to the implementation of the Co-Investment Policies and the Regulated Fund’s policies and procedures approved pursuant to (b) above.

(d)	Every year, each Regulated Fund’s Adviser and chief compliance officer will provide the Regulated Fund’s Board with reports or other information requested by the Board related to the Regulated Fund’s participation in the co-investment program and any material changes in the Affiliated Entities’ participation in the co-investment program, including changes to the Affiliated Entities’ Co-Investment Policies.

(e)	The Adviser and the chief compliance officer will also notify the Regulated Fund’s Board of a compliance matter related to the Regulated Fund’s participation in the co-investment program and related Co-Investment Policies or the Regulated Fund’s policies and procedures approved pursuant to (b) above that a Regulated Fund’s chief compliance officer considers to be material.

8.	Recordkeeping. All information presented to the Board pursuant to the order will be kept for the life of the Regulated Fund and at least two years thereafter, and will be subject to examination by the Commission and its Staff. Each Regulated Fund will maintain the records required by Section 57(f)(3) as if it were a business development company and each of the Co-Investment Transactions were approved by the Required Majority under Section 57(f).[21]

9.	In the event that the Commission adopts a rule under the 1940 Act allowing co-investments of the type described in this Application, any relief granted by the Order will expire on the effective date of that rule.

IV.           STATEMENT IN SUPPORT OF RELIEF REQUESTED

Applicants submit that allowing the Co-Investment Transactions described by this Application is justified on the basis of (i) the potential benefits to the Regulated Funds and their respective shareholders and (ii) the protections found in the terms and conditions set forth in this Application.

A.	Potential Benefits to the Regulated Funds and their Shareholders

Section 57(a)(4) and Rule 17d-1 (as applicable) limit the ability of the Regulated Funds to participate in attractive co-investment opportunities under certain circumstances. If the relief is granted, the Regulated Funds should: (i) be able to participate in a larger number and greater variety of investments, thereby diversifying their portfolios and providing related risk-limiting benefits; (ii) be able to participate in larger financing opportunities, including those involving issuers with better credit quality, which otherwise might not be available to investors of a Regulated Fund’s size; (iii) have greater bargaining power (notably with regard to creditor protection terms and other similar investor rights), more control over the investment and less need to bring in other external investors or structure investments to satisfy the different needs of external investors; (iv) benefit from economies of scale by sharing fixed expenses associated with an investment with the other Participants; and (v) be able to obtain better deal flow from investment bankers and other sources of investments.

21 If a Regulated Fund enters into a transaction that would be a Co-Investment Transaction pursuant to this Order in reliance on another exemptive order instead of this Order, the information presented to the Board and records maintained by the Regulated Fund will expressly indicate the order relied upon by the Regulated Fund to enter into such transaction.

B.	Shareholder Protections

Each Co-Investment Transaction would be subject to the terms and conditions of this Application. The Conditions are designed to address the concerns underlying Sections 17(d) and 57(a)(4) and Rule 17d-1 by ensuring that participation by a Regulated Fund in any Co-Investment Transaction would not be on a basis different from or less advantageous than that of other Participants. Under Condition 5, each Adviser (and each Affiliated Entity that is not advised by an Adviser) will adopt and implement Co-Investment Policies that are reasonably designed to ensure that (i) opportunities to participate in Co-Investment Transactions are allocated in a manner that is fair and equitable to every Regulated Fund; and (ii) the Adviser negotiating the Co-Investment Transaction considers the interest in the Transaction of any participating Regulated Fund. The Co-Investment Policies will require an Adviser to make an independent determination of the appropriateness of a Co-Investment Transaction and the proposed allocation size based on each Participant’s specific investment profile and other relevant characteristics.

V.            PRECEDENTS

The Commission has previously issued orders permitting certain investment companies subject to regulation under the 1940 Act and their affiliated persons to be able to participate in Co-Investment Transactions (the “Existing Orders”).22 Similar to the Existing Orders, the Conditions described herein are designed to mitigate the possibility for overreaching and to promote fair and equitable treatment of the Regulated Funds. Accordingly, the Applicants submit that the scope of investor protections contemplated by the Conditions are consistent with those found in the Existing Orders.

VI.           PROCEDURAL MATTERS

A.	Communications

Please address all communications concerning this Application, the Notice and the Order to:

Brian J. Rooder
c/o Stone Point Credit
20 Horseneck Lane

22 See, e.g., AGTB Fund Manager, LLC, et al. (File No. 812-15758) Release No. IC-35568 (May 5, 2025) (notice), Release No. IC-35616 (May 30, 2025) (order); Franklin Lexington Private Markets Fund, et al. (File No. 812-15752) Release No. IC-35563 (April 30, 2025) (notice), Release No. IC-35614 (May 28, 2025) (order); Ares Capital Corporation, et al. (File No. 812-15483) Release No. IC-35564 (May 1, 2025) (notice), Release No. IC-35611 (May 28, 2025) (order); Adams Street Private Equity Navigator Fund LLC, et al. (File No. 812-15634) Release No. IC-35560 (April 28, 2025) (notice), Release No. IC-35609 (May 27, 2025) (order); Goldman Sachs BDC, Inc., et al. (File No. 812-15711) Release No. IC-35559 (April 25, 2025) (notice), Release No. IC-35597 (May 21, 2025) (order); Jefferies Finance LLC, et al. (File No. 812-15748) Release No. IC-35545 (April 22, 2025) (notice), Release No. IC-35596 (May 20, 2025) (order); PGIM, Inc., et al. (File No. 812-15737) Release No. IC-35594 (May 20, 2025) (order); MidCap Financial Investment Corporation, et al. (File No. 812-15725) Release No. IC-35540 (April 16, 2025) (notice), Release No. IC-35588 (May 14, 2025) (order); Aether Infrastructure & Natural Resources Fund, et al. (File No. 812-15749) Release No. IC-35541 (April 17, 2025) (notice), Release No. IC-35585 (May 13, 2025) (order); New Mountain Capital, L.L.C., et al. (File No. 812-15739) Release No. IC-35539 (April 16, 2025) (notice), Release No. IC-35584 (May 13, 2025) (order); Blue Owl Capital Corporation, et al. (File No. 812-15715) Release No. IC-35530 (April 9, 2025) (notice), Release No. IC-35573 (May 6, 2025) (order); BlackRock Growth Equity Fund LP, et al. (File No. 812-15712) Release No. IC-35525 (April 8, 2025) (notice), Release No. IC-35572 (May 6, 2025) (order); Sixth Street Specialty Lending, Inc., et al. (File No. 812-15729) Release No. IC-35531 (April 10, 2025) (notice), Release No. IC-35570 (May 6, 2025) (order); FS Credit Opportunities Corp., et al. (File No. 812-15706) Release No. IC-35520 (April 3, 2025) (notice), Release No. IC-35561 (April 29, 2025) (order).

Greenwich, Connecticut 06830
Telephone: (203) 340-8763

Please address any questions, and a copy of any communications, concerning this Application, the Notice, and the Order to:

William J. Bielefeld Dechert LLP 1900 K Street, NW Washington, DC 20006 (202) 261-3386	Matthew Carter Dechert LLP 1900 K Street, NW Washington, DC 20006 (202) 261-3395

B.	Authorizations

The filing of this Application for the Order sought hereby and the taking of all acts reasonably necessary to obtain the relief requested herein was authorized by the Board of each Existing Regulated Fund pursuant to resolutions duly adopted by the Board. Copies of the resolutions are provided below.

Pursuant to Rule 0-2(c), Applicants hereby state that each Existing Regulated Fund and Existing Affiliated Fund have authorized to cause to be prepared and to execute and file with the Commission this Application and any amendment thereto for an order pursuant to Section 57(i) and Rule 17d-1 permitting certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) and Rule 17d-1. The person executing the Application on behalf of the Applicants being duly sworn deposes and says that he has duly executed the Application for and on behalf of the applicable entity listed; that he is authorized to execute the Application pursuant to the terms of an operating agreement, management agreement or otherwise; and that all actions by members, directors or other bodies necessary to authorize each such deponent to execute and file the Application have been taken.

The Applicants have caused this Application to be duly signed on their behalf on the 26th day of August, 2026.

STONE POINT CREDIT CORPORATION

By:	/s/ Brian J. Rooder
Name: Brian J. Rooder
Title: Chief Compliance Officer and Secretary

SPCC FUNDING I LLC

By:	/s/ Brian J. Rooder
Name: Brian J. Rooder
Title: Vice President and Secretary

SPCC FUNDING II LLC

By:	/s/ Brian J. Rooder
Name: Brian J. Rooder
Title: Vice President and Secretary

STONE POINT CREDIT INCOME FUND

By:	/s/ Brian J. Rooder
Name: Brian J. Rooder
Title: Chief Compliance Officer and Secretary

SPCIF FUNDING I LLC

By:	/s/ Brian J. Rooder
Name: Brian J. Rooder
Title: Vice President and Secretary

SPCIF FUNDING II LLC

By:	/s/ Brian J. Rooder
Name: Brian J. Rooder
Title: Vice President and Secretary

STONE POINT CREDIT INCOME FUND - SELECT

By:	/s/ Brian J. Rooder
Name: Brian J. Rooder
Title: Chief Compliance Officer and Secretary

STONE POINT CREDIT ADVISER LLC

By:	/s/ Brian J. Rooder
Name: Brian J. Rooder
Title: Chief Compliance Officer and Secretary

STONE POINT CREDIT INCOME ADVISER LLC

By:	/s/ Brian J. Rooder
Name: Brian J. Rooder
Title: Chief Compliance Officer and Secretary

SPC CAPITAL MARKETS LLC

By:	/s/ Jerry Meyer
Name: Jerry Meyer
Title: Chief Operating Officer

SPC FINANCING COMPANY LLC

By:	/s/ Dhruv Sarna
Name: Dhruv Sarna
Title: Managing Director

STONE POINT CREDIT MM CLO 2025-1, LLC

By: Stone Point Credit Adviser LLC, as its manager

By:	/s/ Brian J. Rooder
Name: Brian J. Rooder
Title: Chief Compliance Officer and Secretary

SPC OPPS FUND II HOLDINGS NE, L.P.

By:	/s/ Brian J. Rooder
Name: Brian J. Rooder
Title: Vice President

SPC OPPS FUND II HOLDINGS E, L.P.

By:	/s/ Brian J. Rooder
Name: Brian J. Rooder
Title: Vice President

SPC LIQUID CREDIT FUND, L.P.

By:	/s/ Brian J. Rooder
Name: Brian J. Rooder
Title: Chief Compliance Officer

SPC LCF FUNDING I LLC

By:	/s/ Brian J. Rooder
Name: Brian J. Rooder
Title: Vice President and Secretary

SPC LCF FUNDING II LLC

By:	/s/ Brian J. Rooder
Name: Brian J. Rooder
Title: Vice President and Secretary

SPC PACIFIC POINT, L.P.

By: Stone Point GP Ltd., its general partner

By:	/s/ Brian J. Rooder
Name: Brian J. Rooder
Title: Vice President and Assistant Secretary

SPC PACIFIC POINT-A, L.P.

By: Stone Point GP Ltd., its general partner

By:	/s/ Brian J. Rooder
Name: Brian J. Rooder
Title: Vice President and Assistant Secretary

SPC OYSTER POINT, L.P.

By: Stone Point GP Ltd., its general partner

By:	/s/ Brian J. Rooder
Name: Brian J. Rooder
Title: Vice President and Assistant Secretary

SPC WILSON POINT, L.P.

By: Stone Point GP Ltd., its general partner

By:	/s/ Brian J. Rooder
Name: Brian J. Rooder
Title: Vice President and Assistant Secretary

SPC OPPS WILSON POINT, L.P.

By: SPC Opps Fund GP, L.P., its general partner
By: DW Opps GP, LLC, its general partner

By:	/s/ Brian J. Rooder
Name: Brian J. Rooder
Title: Vice President

SPC WP OPPS CO-INVEST, L.P.

By: SPC Opps Fund II GP, L.P., its general partner
By: DW Opps GP, LLC, its general partner

By:	/s/ Brian J. Rooder
Name: Brian J. Rooder
Title: Vice President

SPC WILSON DL POINT, L.P.

By: SPC Wilson DL Point GP, LLC, its general partner
By: Stone Point GP Ltd., its general partner

By:	/s/ Brian J. Rooder
Name: Brian J. Rooder
Title: Vice President and Assistant Secretary

SPC WDLP FUNDING I LLC

By:	/s/ Brian J. Rooder
Name: Brian J. Rooder
Title: Vice President and Secretary

SPC ALMOND POINT, L.P.

By: SPC Almond Point GP, LLC, its general partner
By: Stone Point GP Ltd., its sole member

By:	/s/ Brian J. Rooder
Name: Brian J. Rooder
Title: Vice President and Assistant Secretary

SPC AP FUNDING I LLC

By:	/s/ Brian J. Rooder
Name: Brian J. Rooder
Title: Vice President and Secretary

ELWOOD CREDIT POINT, L.P.

By: Elwood Credit Point GP, LLC, its general partner
By: Stone Point GP Ltd., its sole member

By:	/s/ Brian J. Rooder
Name: Brian J. Rooder
Title: Vice President and Assistant Secretary

DLO BLOCKER DC-I, LLC

By:	/s/ Brian J. Rooder
Name: Brian J. Rooder
Title: Vice President

DLO BLOCKER DC-I A, LLC

By:	/s/ Brian J. Rooder
Name: Brian J. Rooder
Title: Vice President

DLO BLOCKER DC-II, LLC

By:	/s/ Brian J. Rooder
Name: Brian J. Rooder
Title: Vice President

DLO BLOCKER DC-II A, LLC

By:	/s/ Brian J. Rooder
Name: Brian J. Rooder
Title: Vice President

DLO BLOCKER DC-III, LLC

By:	/s/ Brian J. Rooder
Name: Brian J. Rooder
Title: Vice President

DLO BLOCKER DC-III A, LLC

By:	/s/ Brian J. Rooder
Name: Brian J. Rooder
Title: Vice President

DLO BLOCKER DC-IV, LLC

By:	/s/ Brian J. Rooder
Name: Brian J. Rooder
Title: Vice President

DLO BLOCKER DC-IV A, LLC

By:	/s/ Brian J. Rooder
Name: Brian J. Rooder
Title: Vice President

DLO HOLDINGS DC-I, LLC

By:	/s/ Brian J. Rooder
Name: Brian J. Rooder
Title: Vice President

DLO HOLDINGS DC-II, LLC

By:	/s/ Brian J. Rooder
Name: Brian J. Rooder
Title: Vice President

DLO HOLDINGS DC-III, LLC

By:	/s/ Brian J. Rooder
Name: Brian J. Rooder
Title: Vice President

DLO HOLDINGS DC-IV, LLC

By:	/s/ Brian J. Rooder
Name: Brian J. Rooder
Title: Vice President

LIQUID CREDIT DC-I, LLC

By:	/s/ Brian J. Rooder
Name: Brian J. Rooder
Title: Vice President

LIQUID CREDIT DC-II, LLC

By:	/s/ Brian J. Rooder
Name: Brian J. Rooder
Title: Vice President

LIQUID CREDIT DC-III, LLC

By:	/s/ Brian J. Rooder
Name: Brian J. Rooder
Title: Vice President

DLO BLOCKER FP, LLC

By:	/s/ Brian J. Rooder
Name: Brian J. Rooder
Title: Vice President

DLO HOLDINGS FP, LLC

By:	/s/ Brian J. Rooder
Name: Brian J. Rooder
Title: Vice President

LIQUID CREDIT FP, LLC

By:	/s/ Brian J. Rooder
Name: Brian J. Rooder
Title: Vice President

BLOCKER PP, LLC

By:	/s/ Brian J. Rooder
Name: Brian J. Rooder
Title: Vice President

HOLDINGS PP, LLC

By:	/s/ Brian J. Rooder
Name: Brian J. Rooder
Title: Vice President

OVERLAND DL POINT, LLC

By:	/s/ Brian J. Rooder
Name: Brian J. Rooder
Title: Vice President

DLO BLOCKER DC-I B, LLC

By:	/s/ Brian J. Rooder
Name: Brian J. Rooder
Title: Vice President

DLO BLOCKER DC-II B, LLC

By:	/s/ Brian J. Rooder
Name: Brian J. Rooder
Title: Vice President

DLO BLOCKER DC-III B, LLC

By:	/s/ Brian J. Rooder
Name: Brian J. Rooder
Title: Vice President

DLO BLOCKER SP, LLC

By:	/s/ Giselle A. Alvarado
Name: Giselle A. Alvarado
Title: Vice President and Secretary

DLO BLOCKER SP A, LLC

By:	/s/ Giselle A. Alvarado
Name: Giselle A. Alvarado
Title: Vice President and Secretary

DLO HOLDINGS SP, LLC

By:	/s/ Giselle A. Alvarado
Name: Giselle A. Alvarado
Title: Vice President and Secretary

DLO HOLDINGS ONSHORE SP, LLC

By:	/s/ Giselle A. Alvarado
Name: Giselle A. Alvarado
Title: Vice President and Secretary

SPC BROOK POINT HOLDINGS LTD.

By: Stone Point Credit Adviser LLC, as its manager

By:	/s/ Brian J. Rooder
Name: Brian J. Rooder
Title: Chief Compliance Officer and Secretary

SPC OPPS HOLDINGS S.À R.L.

By: SPC Direct II, L.P., its sole shareholder

By:	/s/ Brian J. Rooder
Name: Brian J. Rooder
Title: Vice President

STONE POINT CREDIT MM CLO 2025-2, LLC

By: Stone Point Credit Adviser LLC, as its manager

By:	/s/ Brian J. Rooder
Name: Brian J. Rooder
Title: Chief Compliance Officer and Secretary

RIDGE POINT LLC

By: Stone Point Credit Adviser LLC, as its manager

By:	/s/ Brian J. Rooder
Name: Brian J. Rooder
Title: Chief Compliance Officer and Secretary

CRIMSON POINT HOLDCO, LLC

By: Crimson Point, L.P., its sole member

By:	/s/ Brian J. Rooder
Name: Brian J. Rooder
Title: Vice President

SPC MERLION POINT, L.P.

By:	Stone Point Credit Adviser LLC, as its manager

By:	/s/ Brian J. Rooder
Name: Brian J. Rooder
Title: Chief Compliance Officer

VERIFICATION

Each of the undersigned states that he or she has duly executed the foregoing Application for and on behalf Stone Point Credit Corporation, SPCC Funding I LLC, SPCC Funding II LLC, Stone Point Credit Income Fund, Stone Point Credit Income Fund – Select, SPCIF Funding I LLC, SPCIF Funding II LLC, Stone Point Credit Adviser LLC, Stone Point Credit Income Adviser LLC, Stone Point Credit MM CLO 2025-1, LLC, SPC Opps Fund II Holdings NE, L.P., SPC Opps Fund II Holdings E, L.P., SPC Liquid Credit Fund, L.P., SPC LCF Funding I LLC, SPC LCF Funding II LLC, SPC Pacific Point, L.P., SPC Pacific Point-A, L.P., SPC Oyster Point, L.P., SPC Wilson Point, L.P., SPC Opps Wilson Point, L.P., SPC WP Opps Co-Invest, L.P., SPC Wilson DL Point, L.P., SPC WDLP Funding I LLC, SPC Almond Point, L.P., Elwood Credit Point, L.P., SPC AP Funding I LLC, DLO Blocker DC-I, LLC, DLO Blocker DC-I A, LLC, DLO Blocker DC-II, LLC, DLO Blocker DC-II A, LLC, DLO Blocker DC-III, LLC, DLO Blocker DC-III A, LLC, DLO Blocker DC-IV, LLC, DLO Blocker DC-IV A, LLC, DLO Holdings DC-I, LLC, DLO Holdings DC-II, LLC, DLO Holdings DC-III, LLC, DLO Holdings DC-IV, LLC, Liquid Credit DC-I, LLC, Liquid Credit DC-II, LLC, Liquid Credit DC-III, LLC, DLO Blocker FP, LLC, DLO Holdings FP, LLC, Blocker PP, LLC, Holdings PP, LLC, Liquid Credit FP, LLC, Overland DL Point, LLC, DLO Blocker DC-I B, LLC, DLO Blocker DC-II B, LLC, DLO Blocker DC-III B, LLC, DLO Blocker SP, LLC, DLO Blocker SP A, LLC, DLO Holdings SP, LLC, and DLO Holdings Onshore SP, LLC, SPC Brook Point Holdings LTD., SPC Opps Holdings S.À R.L., Stone Point Credit MM CLO 2025-2, LLC, Ridge Point LLC, Crimson Point Holdco, LLC, and SPC Merlion Point, L.P.; that he or she holds the office with each such entity as indicated below; and that all action by officers, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he or she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

STONE POINT CREDIT CORPORATION

By:	/s/ Brian J. Rooder
Name: Brian J. Rooder
Title: Chief Compliance Officer and Secretary

SPCC FUNDING I LLC

By:	/s/ Brian J. Rooder
Name: Brian J. Rooder
Title: Vice President and Secretary

SPCC FUNDING II LLC

By:	/s/ Brian J. Rooder
Name: Brian J. Rooder
Title: Vice President and Secretary

STONE POINT CREDIT INCOME FUND

By:	/s/ Brian J. Rooder
Name: Brian J. Rooder
Title: Chief Compliance Officer and Secretary

SPCIF FUNDING I LLC

By:	/s/ Brian J. Rooder
Name: Brian J. Rooder
Title: Vice President and Secretary

SPCIF FUNDING II LLC

By:	/s/ Brian J. Rooder
Name: Brian J. Rooder
Title: Vice President and Secretary

STONE POINT CREDIT INCOME FUND - SELECT

By:	/s/ Brian J. Rooder
Name: Brian J. Rooder
Title: Chief Compliance Officer and Secretary

STONE POINT CREDIT ADVISER LLC

By:	/s/ Brian J. Rooder
Name: Brian J. Rooder
Title: Chief Compliance Officer and Secretary

STONE POINT CREDIT INCOME ADVISER LLC

By:	/s/ Brian J. Rooder
Name: Brian J. Rooder
Title: Chief Compliance Officer and Secretary

STONE POINT CREDIT MM CLO 2025-1, LLC

By: Stone Point Credit Adviser LLC, as its manager

By:	/s/ Brian J. Rooder
Name: Brian J. Rooder
Title: Chief Compliance Officer and Secretary

SPC OPPS FUND II HOLDINGS NE, L.P.

By:	/s/ Brian J. Rooder
Name: Brian J. Rooder
Title: Vice President

SPC OPPS FUND II HOLDINGS E, L.P.

By:	/s/ Brian J. Rooder
Name: Brian J. Rooder
Title: Vice President

SPC LIQUID CREDIT FUND, L.P.

By:	/s/ Brian J. Rooder
Name: Brian J. Rooder
Title: Chief Compliance Officer

SPC LCF FUNDING I LLC

By:	/s/ Brian J. Rooder
Name: Brian J. Rooder
Title: Vice President and Secretary

SPC LCF FUNDING II LLC

By:	/s/ Brian J. Rooder
Name: Brian J. Rooder
Title: Vice President and Secretary

SPC PACIFIC POINT, L.P.

By: Stone Point GP Ltd., its general partner

By:	/s/ Brian J. Rooder
Name: Brian J. Rooder
Title: Vice President and Assistant Secretary

SPC PACIFIC POINT-A, L.P.

By: Stone Point GP Ltd., its general partner

By:	/s/ Brian J. Rooder
Name: Brian J. Rooder
Title: Vice President and Assistant Secretary

SPC OYSTER POINT, L.P.

By: Stone Point GP Ltd., its general partner

By:	/s/ Brian J. Rooder
Name: Brian J. Rooder
Title: Vice President and Assistant Secretary

SPC WILSON POINT, L.P.

By: Stone Point GP Ltd., its general partner

By:	/s/ Brian J. Rooder
Name: Brian J. Rooder
Title: Vice President and Assistant Secretary

SPC OPPS WILSON POINT, L.P.

By: SPC Opps Fund GP, L.P., its general partner
By: DW Opps GP, LLC, its general partner

By:	/s/ Brian J. Rooder
Name: Brian J. Rooder
Title: Vice President

SPC WP OPPS CO-INVEST, L.P.

By: SPC Opps Fund II GP, L.P., its general partner
By: DW Opps GP, LLC, its general partner

By:	/s/ Brian J. Rooder
Name: Brian J. Rooder
Title: Vice President

SPC WILSON DL POINT, L.P.

By: SPC Wilson DL Point GP, LLC, its general partner
By: Stone Point GP Ltd., its general partner

By:	/s/ Brian J. Rooder
Name: Brian J. Rooder
Title: Vice President and Assistant Secretary

SPC WDLP FUNDING I LLC

By:	/s/ Brian J. Rooder
Name: Brian J. Rooder
Title: Vice President and Secretary

SPC ALMOND POINT, L.P.

By: SPC Almond Point GP, LLC, its general partner
By: Stone Point GP Ltd., its sole member

By:	/s/ Brian J. Rooder
Name: Brian J. Rooder
Title: Vice President and Assistant Secretary

ELWOOD CREDIT POINT, L.P.

By: Elwood Credit Point GP, LLC, its general partner
By: Stone Point GP Ltd., its sole member

By:	/s/ Brian J. Rooder
Name: Brian J. Rooder
Title: Vice President and Assistant Secretary

SPC AP FUNDING I LLC

By:	/s/ Brian J. Rooder
Name: Brian J. Rooder
Title: Vice President and Secretary

DLO BLOCKER DC-I, LLC

By:	/s/ Brian J. Rooder
Name: Brian J. Rooder
Title: Vice President

DLO BLOCKER DC-I A, LLC

By:	/s/ Brian J. Rooder
Name: Brian J. Rooder
Title: Vice President

DLO BLOCKER DC-II, LLC

By:	/s/ Brian J. Rooder
Name: Brian J. Rooder
Title: Vice President

DLO BLOCKER DC-II A, LLC

By:	/s/ Brian J. Rooder
Name: Brian J. Rooder
Title: Vice President

DLO BLOCKER DC-III, LLC

By:	/s/ Brian J. Rooder
Name: Brian J. Rooder
Title: Vice President

DLO BLOCKER DC-III A, LLC

By:	/s/ Brian J. Rooder
Name: Brian J. Rooder
Title: Vice President

DLO BLOCKER DC-IV, LLC

By:	/s/ Brian J. Rooder
Name: Brian J. Rooder
Title: Vice President

DLO BLOCKER DC-IV A, LLC

By:	/s/ Brian J. Rooder
Name: Brian J. Rooder
Title: Vice President

DLO HOLDINGS DC-I, LLC

By:	/s/ Brian J. Rooder
Name: Brian J. Rooder
Title: Vice President

DLO HOLDINGS DC-II, LLC

By:	/s/ Brian J. Rooder
Name: Brian J. Rooder
Title: Vice President

DLO HOLDINGS DC-III, LLC

By:	/s/ Brian J. Rooder
Name: Brian J. Rooder
Title: Vice President

DLO HOLDINGS DC-IV, LLC

By:	/s/ Brian J. Rooder
Name: Brian J. Rooder
Title: Vice President

LIQUID CREDIT DC-I, LLC

By:	/s/ Brian J. Rooder
Name: Brian J. Rooder
Title: Vice President

LIQUID CREDIT DC-II, LLC

By:	/s/ Brian J. Rooder
Name: Brian J. Rooder
Title: Vice President

LIQUID CREDIT DC-III, LLC

By:	/s/ Brian J. Rooder
Name: Brian J. Rooder
Title: Vice President

DLO BLOCKER FP, LLC

By:	/s/ Brian J. Rooder
Name: Brian J. Rooder
Title: Vice President

DLO HOLDINGS FP, LLC

By:	/s/ Brian J. Rooder
Name: Brian J. Rooder
Title: Vice President

LIQUID CREDIT FP, LLC

By:	/s/ Brian J. Rooder
Name: Brian J. Rooder
Title: Vice President

BLOCKER PP, LLC

By:	/s/ Brian J. Rooder
Name: Brian J. Rooder
Title: Vice President

HOLDINGS PP, LLC

By:	/s/ Brian J. Rooder
Name: Brian J. Rooder
Title: Vice President

OVERLAND DL POINT, LLC

By:	/s/ Brian J. Rooder
Name: Brian J. Rooder
Title: Vice President

DLO BLOCKER DC-I B, LLC

By:	/s/ Brian J. Rooder
Name: Brian J. Rooder
Title: Vice President

DLO BLOCKER DC-II B, LLC

By:	/s/ Brian J. Rooder
Name: Brian J. Rooder
Title: Vice President

DLO BLOCKER DC-III B, LLC

By:	/s/ Brian J. Rooder
Name: Brian J. Rooder
Title: Vice President

DLO BLOCKER SP, LLC

By:	/s/ Giselle A. Alvarado
Name: Giselle A. Alvarado
Title: Vice President and Secretary

DLO BLOCKER SP A, LLC

By:	/s/ Giselle A. Alvarado
Name: Giselle A. Alvarado
Title: Vice President and Secretary

DLO HOLDINGS SP, LLC

By:	/s/ Giselle A. Alvarado
Name: Giselle A. Alvarado
Title: Vice President and Secretary

DLO HOLDINGS ONSHORE SP, LLC

By:	/s/ Giselle A. Alvarado
Name: Giselle A. Alvarado
Title: Vice President and Secretary

SPC BROOK POINT HOLDINGS LTD.

By: Stone Point Credit Adviser LLC, as its manager

By:	/s/ Brian J. Rooder
Name: Brian J. Rooder
Title: Chief Compliance Officer and Secretary

SPC OPPS HOLDINGS S.À R.L.

By: SPC Direct II, L.P., its sole shareholder

By:	/s/ Brian J. Rooder
Name: Brian J. Rooder
Title: Vice President

STONE POINT CREDIT MM CLO 2025-2, LLC

By: Stone Point Credit Adviser LLC, as its manager

By:	/s/ Brian J. Rooder
Name: Brian J. Rooder
Title: Chief Compliance Officer and Secretary

RIDGE POINT LLC

By: Stone Point Credit Adviser LLC, as its manager

By:	/s/ Brian J. Rooder
Name: Brian J. Rooder
Title: Chief Compliance Officer and Secretary

CRIMSON POINT HOLDCO, LLC

By: Crimson Point, L.P., its sole member

By:	/s/ Brian J. Rooder
Name: Brian J. Rooder
Title: Vice President

SPC MERLION POINT, L.P.

By:	Stone Point Credit Adviser LLC, as its manager

By:	/s/ Brian J. Rooder
Name: Brian J. Rooder
Title: Chief Compliance Officer

VERIFICATION

The undersigned states that he has duly executed the foregoing Application for and on behalf of SPC Capital Markets LLC and SPC Financing Company LLC, that he holds the office with each such entity as indicated below; and that all action by officers, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of their knowledge, information and belief.

SPC CAPITAL MARKETS LLC

By:	/s/ Jerry Meyer
Name: Jerry Meyer
Title: Chief Operating Officer

SPC FINANCING COMPANY LLC

By:	/s/ Dhruv Sarna
Name: Dhruv Sarna
Title: Managing Director

EXHIBIT A

Resolutions of the Board of Directors and Board of Trustees (each, a “Board’) of Stone Point Credit Corporation, Stone Point Credit Income Fund and Stone Point Credit Income Fund – Select (each, a “Fund”)

Approval of Filing Section 17(d) Application for Co-Investment Relief

WHEREAS, each Board deems it is advisable and in the best interest of the respective Fund to file with the U.S. Securities and Exchange Commission (the “Commission”) an application for an order pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-1 promulgated thereunder (the “Application”), to authorize the entering into of certain joint transactions that otherwise may be prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 promulgated thereunder.

NOW, THEREFORE, BE IT RESOLVED, that the officers of Stone Point Credit Adviser LLC, Stone Point Credit Income Adviser LLC, and each Fund be, and each of them hereby is, authorized and directed on behalf of each Fund and in its name and on behalf of each Fund, to prepare, execute, and cause to be filed with the Commission an Application for an Order of Exemption, substantially in the form attached hereto as Exhibit A, and any amendments thereto, pursuant to Section 17(d) of the 1940 Act, and Rule 17d-1 promulgated under the 1940 Act, authorizing certain joint transactions that otherwise may be prohibited by Section 17(d) of the 1940 Act; and it is further

RESOLVED, that the officers of each Fund be, and each of them hereby is, authorized and directed to take such further action and execute such other documents as such officer or officers shall deem necessary or advisable in order to effectuate the intent of the foregoing resolution; and it is further

RESOLVED, that any and all actions previously taken by each Fund or any of its directors, trustees or officers in connection with the actions contemplated by the foregoing resolutions be, and each of them hereby is, ratified, confirmed, approved and adopted in all respects as and for the acts and deeds of each Fund.

APPENDIX A

Wholly-Owned Investment Subs, Joint Ventures and BDC Downstream Funds

Wholly-Owned Investment Subs

SPCC FUNDING I LLC

SPCC FUNDING II LLC

SPCIF FUNDING I LLC

SPCIF FUNDING II LLC

Joint Ventures

None

BDC Downstream Funds

None

APPENDIX B

Existing Affiliated Entities

SPC CAPITAL MARKETS LLC

SPC FINANCING COMPANY LLC

Each of the following Existing Affiliated Entities is advised by Stone Point Credit Adviser LLC

STONE POINT CREDIT MM CLO 2025-1, LLC

SPC OPPS FUND II HOLDINGS NE, L.P.

SPC OPPS FUND II HOLDINGS E, L.P.

SPC LIQUID CREDIT FUND, L.P.

SPC LCF FUNDING I LLC

SPC LCF FUNDING II LLC

SPC PACIFIC POINT, L.P.

SPC PACIFIC POINT-A, L.P.

SPC OYSTER POINT, L.P.

SPC WILSON POINT, L.P.

SPC OPPS WILSON POINT, L.P.

SPC WP OPPS CO-INVEST, L.P.

SPC WILSON DL POINT, L.P.

SPC WDLP FUNDING I LLC

SPC ALMOND POINT, L.P.

ELWOOD CREDIT POINT, L.P.

SPC AP FUNDING I LLC

DLO BLOCKER DC-I, LLC

DLO BLOCKER DC-I A, LLC

DLO BLOCKER DC-II, LLC

DLO BLOCKER DC-II A, LLC

DLO BLOCKER DC-III, LLC

DLO BLOCKER DC-III A, LLC

DLO BLOCKER DC-IV, LLC

DLO BLOCKER DC-IV A, LLC

DLO HOLDINGS DC-I, LLC

DLO HOLDINGS DC-II, LLC

DLO HOLDINGS DC-III, LLC

DLO HOLDINGS DC-IV, LLC

LIQUID CREDIT DC-I, LLC

LIQUID CREDIT DC-II, LLC

LIQUID CREDIT DC-III, LLC

DLO BLOCKER FP, LLC

DLO HOLDINGS FP, LLC

BLOCKER PP, LLC

HOLDINGS PP, LLC

LIQUID CREDIT FP, LLC

OVERLAND DL POINT, LLC

DLO BLOCKER DC-I B, LLC

DLO BLOCKER DC-II B, LLC

DLO BLOCKER DC-III B, LLC

DLO BLOCKER SP, LLC

DLO BLOCKER SP A, LLC

DLO HOLDINGS SP, LLC

DLO HOLDINGS ONSHORE SP, LLC

SPC BROOK POINT HOLDINGS LTD.

SPC OPPS HOLDINGS S.À R.L.

STONE POINT CREDIT MM CLO 2025-2, LLC

RIDGE POINT LLC

CRIMSON POINT HOLDCO, LLC

SPC MERLION POINT, L.P.